UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Zix Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

98974P100
(CUSIP Number)

ROCKALL EMERGING MARKETS MASTER FUND LIMITED
M&C Corporate Services Limited, P.O. Box 309GT
Ugland House, South Church Street, George Town
Grand Cayman, Cayman Islands

STEVEN WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON ROCKALL EMERGING MARKETS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,742,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,742,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON MELDRUM ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Con Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,038
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 548,038
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Conor O’Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,190
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 399,190
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Fulvio Dobrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,560,446
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 1,560,446
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Michael E. Dailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Zix Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Rockall Emerging Markets Master Fund Limited, a Cayman Islands exempted company (“Rockall”), with respect to the Shares directly and beneficially owned by it;

(ii)	Meldrum Asset Management, LLC, a Delaware limited liability company (“Meldrum”), as the investment manager of Rockall, with respect to the Shares directly and beneficially owned by it;

(iii)	Con Egan (“Mr. Egan”), as a principal of Meldrum and in his individual capacity with respect to the Shares directly and beneficially owned by him;

(iv)	Conor O’Driscoll (“Mr. O’Driscoll”), as a principal of Meldrum and in his individual capacity with respect to the Shares directly and beneficially owned by him;

(v)
Fulvio Dobrich (“Mr. Dobrich”), (together with Messrs. Egan and O’Driscoll, the “Managers”) as a principal of Meldrum and in his individual capacity with respect to the Shares directly and beneficially owned by him; and

(vi)	Michael E. Dailey (“Mr. Dailey”), a nominee for election to the Board of Directors (the “Board”) of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

(b)           The address of the principal office of Rockall is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.  The address of the principal office of Meldrum and the Managers is 441 Lexington Avenue Suite 1221, New York, NY 10017.  The address of the principal office of Mr. Dailey is 3 Barberry Lane, Rye, NY 10580.

(c)           The principal business of Rockall is serving as a private investment fund.  The principal business of Meldrum is providing investment advisory and management services and serving as the investment manager of Rockall.  Messrs. Egan, O’Driscoll and Dobrich are the principals of Meldrum.  The principal occupation of Mr. Dailey is serving as the Vice President of Worldwide Sales and Operations for Optica Technologies Incorporated.

CUSIP NO. 98974P100

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Rockall is a Cayman Islands exempted company.  Meldrum is organized under the laws of the State of Delaware.  Mr. Egan is a citizen of Ireland.  Messrs. O’Driscoll, Dobrich and Dailey are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Rockall were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 3,742,500 Shares beneficially owned by Rockall is approximately $12,649,650, excluding brokerage commissions.  The Shares purchased by Mr. Dobrich were purchased using personal funds.  The aggregate purchase price of the 1,560,446 Shares directly owned by Mr. Dobrich is approximately $5,617,606, excluding brokerage commissions. The Shares purchased by Mr. Egan were purchased using personal funds.  The aggregate purchase price of the 548,038 Shares directly owned by Mr. Egan is approximately $1,068,674, excluding brokerage commissions.  The Shares purchased by Mr. O’Driscoll were purchased using personal funds.  The aggregate purchase price of the 399,190 Shares directly owned by Mr. O’Driscoll is approximately $1,125,716, excluding brokerage commissions. Mr. Dailey does not own any Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On October 24, 2012, the Reporting Persons delivered a letter to the Issuer requesting that the Issuer call a special meeting of shareholders (the “Special Meeting”) in accordance with Section 21.352 of Texas Business Organizations Code (the “Code”) and directing the Company, pursuant to Section 21.353 of the Code, to provide written notice of the Special Meeting to each shareholder entitled to vote at the Special Meeting (the “Special Meeting Request”).  The Reporting Persons believe that as holders of more than 10% of Common Stock of the Issuer entitle to vote, they are statutorily permitted to request this Special Meeting pursuant to Section 21.352 of the Code which expressly provides a statutory right for the holders of at least 10% of all of the shares of a corporation entitled to vote at the proposed special meeting to call a special meeting, unless the certificate of formation of the corporation requires a higher percentage up to fifty percent 50%.  In the Issuer’s case, the certificate of formation is silent on this point and as such shareholders of the Issuer holding at least 10% of the shares entitled to vote have a statutory right to call a special meeting.  The purposes of the Special Meeting, as set forth in the Special Meeting Request, are to (1) remove, without cause, each of three current members of the Board; (2) amend the Amended and Restated Bylaws of the Issuer (“the Bylaws”) to fix the number of directors constituting the Board at six; (3) elect Michael E. Dailey, Fulvio Dobrich and Conor O’Driscoll to fill any vacancies resulting from the removal of directors at the Special Meeting; and (4) repeal any provision of the Bylaws in effect at the time the proposal becomes effective that was not included in the Bylaws that became effective on September 13, 2011 and were filed with the Securities and Exchange Commission on September 19, 2011. The Reporting Persons intend to engage in discussions with management, the Board and shareholders of the Issuer regarding the Special Meeting, the operational performance of the Issuer, Board composition, and actions that the Reporting Persons believe could maximize shareholder value.

CUSIP NO. 98974P100

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  The Reporting Persons have engaged, and intend to continue to engage, in discussions with the management, the Board or shareholders of the Issuer concerning the business and operations of the Issuer and Board composition.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, additional communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 61,231,933 Shares outstanding, as of August 2, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2012.

A.	Rockall Emerging Markets Master Fund Limited

(a)	As of the close of business on October 23, 2012, Rockall beneficially owned 3,742,500 Shares.

Percentage: Approximately 6.1%.

(b)	1. Sole power to vote or direct vote: 3,742,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,742,500
4. Shared power to dispose or direct the disposition: 0

(c)	Rockall has not entered into has entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 98974P100

B.	Meldrum Asset Management, LLC

(a)	As of the close of business on October 23, 2012, Meldrum, as the investment manager of Rockall, may be deemed the beneficial owner of the 3,742,500 Shares owned by Rockall.

Percentage: Approximately 6.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Meldrum has not entered into any transactions in the Shares during the past 60 days.

C.	Con Egan

(a)
As of the close of business on October 23, 2012, Mr. Egan, as a principal of Meldrum, may be deemed the beneficial owner of the (i) 3,742,500 Shares owned by Rockall, and (ii) the direct owner of the 548,038 Shares owned by Mr. Egan in his individual capacity.

Percentage: Approximately 7.0%.

(b)	1. Sole power to vote or direct vote: 548,038
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 548,038
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Mr. Egan has not entered into any transactions in the Shares during the past 60 days.

D.	Conor O’Driscoll

(a)
As of the close of business on October 23, 2012, Mr. O’Driscoll, as a principal of Meldrum, may be deemed the beneficial owner of the (i) 3,742,500 Shares owned by Rockall, and (ii) the direct owner of the 399,190 Shares owned by Mr. O’Driscoll in his individual capacity.

Percentage: Approximately 6.8%.

(b)	1. Sole power to vote or direct vote: 399,190
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 399,190
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Mr. O’Driscoll has not entered into any transactions in the Shares during the past 60 days.

E.	Fulvio Dobrich

(a)
As of the close of business on October 23, 2012, Mr. Dobrich, as a principal of Meldrum, may be deemed the beneficial owner of the (i) 3,742,500 Shares owned by Rockall, and (ii) the direct owner of the 1,560,446 Shares owned by Mr. Dobrich in his individual capacity.

Percentage: Approximately 8.7%.

CUSIP NO. 98974P100

(b)	1. Sole power to vote or direct vote: 1,560,446
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 1,560,446
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Mr. Dobrich has not entered into any transactions in the Shares during the past 60 days.

F.	Michael E. Dailey

(a)	As of the close of business on October 23, 2012, Mr. Dailey does not directly own any Shares.

Percentage: Approximately 0.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Dailey has not entered into any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 24, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors, dated October 24, 2012

99.2	Joint Filing Agreement dated as of October 24, 2012, among Rockall Emerging Markets Master Fund Limited, Meldrum Asset Management, LLC, Con Egan, Conor O’Driscoll, Fulvio Dobrich and Michael Dailey.

CUSIP NO. 98974P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2012

ROCKALL EMERGING MARKETS MASTER FUND LIMITED

By:	Meldrum Asset Management, LLC its Investment Manager

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich

/s/ Michael E. Dailey
Michael E. Dailey